UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Farmer Bros. Co.

(Name of Issuer)

Common Stock, $1.00 par value per share

(Title of Class of Securities)

307675108

(CUSIP Number)

John A. Levin

Levin Capital Strategies, L.P.

595 Madison Avenue, 17th Floor

New York, NY 10022

(212) 259-0800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 16, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307675108

1	NAME OF REPORTING PERSON

Levin Capital Strategies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,063,732
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,430,020
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,430,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP No. 307675108

1	NAME OF REPORTING PERSON

Levin Capital Strategies GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,063,732
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,430,020
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,430,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 307675108

1	NAME OF REPORTING PERSON

Bi-Directional Disequilibrium Master Fund, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

9,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP No. 307675108

1	NAME OF REPORTING PERSON

LCS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 307675108

1	NAME OF REPORTING PERSON

Levcap Alternative Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,101
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

10,101
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 307675108

1	NAME OF REPORTING PERSON

LCS Event Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		10,101
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

10,101
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 307675108

1	NAME OF REPORTING PERSON

Safinia Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,502
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

4,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 307675108

1	NAME OF REPORTING PERSON

LCS L/S, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,502
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

4,502
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP No. 307675108

1	NAME OF REPORTING PERSON

John A. Levin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,063,732
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,430,020
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,430,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 307675108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

ITEM 1.	SECURITY AND ISSUER.

This statement relates to the common stock, par value $1.00 per share (the “Shares”), of Farmer Bros. Co., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1912 Farmer Brothers Drive, Northlake, Texas 76262.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)       This statement is filed by:

(i)	Levin Capital Strategies, L.P., a Delaware limited partnership (“LCS”),
(ii)	Levin Capital Strategies GP, LLC, a Delaware limited liability company (“LCS GP”),
(iii)	Bi-Directional Disequilibrium Master Fund, LTD., a Cayman Islands exempted company (“BiDD”),
(iv)	LCS, LLC, a Delaware limited liability company (“LCSL”),
(v)	Levcap Alternative Fund, L.P., a Delaware limited partnership (“Levcap”),
(vi)	LCS Event Partners, LLC, a Delaware limited liability company (“LCSEP”),
(vii)	Safinia Partners, L.P., a Delaware limited partnership (“Safinia”),
(viii)	LCS L/S, LLC, a Delaware limited liability company (“LCSLS”), and
(ix)	John A. Levin, a U.S. citizen (“Mr. Levin”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Appendix A annexed hereto (“Appendix A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the directors of BiDD. BiDD does not have any executive officers.

(b)       The address of the principal executive office of each of the Reporting Persons is 595 Madison Avenue, 17th Floor, New York, New York 10022.

(c)       The principal business of LCS is acting as the investment advisor to BiDD, Levcap, Safinia and certain managed accounts and as a sub-investment advisor to certain other investment companies, as further described in Item 5. The principal business of LCS GP is acting as the general partner of LCS. The principal business of BiDD, Levcap and Safinia is investing in securities. The principal business of LCSEP is acting as the general partner to Levcap. The principal business of LCSLS is acting as the general partner to Safinia. The principal business of Mr. Levin is acting as the Chief Executive Officer of LCS and the managing member of each of LCSL, LCSEP and LCSLS.

11

CUSIP No. 307675108

(d)       During the last five years, no Reporting Person, nor any person listed on Appendix A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, no Reporting Person, nor any person listed on Appendix A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Except as set forth on Appendix A, Levin and each person listed on Appendix A is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Shares purchased by LCS were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 1,430,020 Shares owned directly by LCS is approximately $35,959,131, including brokerage commissions.

The Shares purchased by BiDD were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 9,000 Shares owned directly by BiDD is approximately $255,640, including brokerage commissions.

The Shares purchased by Levcap were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 10,101 Shares owned directly by Levcap is approximately $245,252, including brokerage commissions.

The Shares purchased by Safinia were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 4,502 Shares owned directly by Safinia is approximately $124,911, including brokerage commissions.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Appendix A beneficially owns any securities of the Issuer.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

12

CUSIP No. 307675108

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The aggregate percentage of Shares reported owned by each person named herein is based upon 16,927,988 Shares outstanding as of May 8, 2018, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2018.

A. LCS

(a)  As of the close of business on May 23, 2018, LCS beneficially owned 1,430,020 Shares.

Percentage: Approximately 8.4%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,063,732*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,430,020*

* See Item 5(d) for further discussion.

(c)  The transactions in the Shares by LCS during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B. LCS GP

(a)  As the General Partner of LCS, LCS GP is deemed to beneficially own the 1,430,020 Shares beneficially owned by LCS.

Percentage: Approximately 8.4%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,063,732*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,430,020*

* See Item 5(d) for further discussion.

(c)  LCS GP has not undertaken any transactions in the Shares during the past 60 days. The transactions in the Shares by LCS during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

13

CUSIP No. 307675108

C. BiDD

(a)  As of the close of business on May 23, 2018, BiDD beneficially owned 9,000 Shares.

Percentage: Less than 1.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,000*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 9,000*

* As the general partner to BiDD, LCSL has shared voting and dispositive power over these Shares. As the investment advisor to BiDD, LCS has shared voting and dispositive power over these Shares.

(c)  The transactions in the Shares by BiDD during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D. LCSL

(a)  As of the close of business on May 23, 2018, LCSL does not beneficially own any shares.

Percentage: 0%.

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)  LCSL has not undertaken any transactions in the Shares during the past 60 days.

E. Levcap

(a)  As of the close of business on May 23, 2018, Levcap beneficially owned 10,101 Shares.

Percentage: Less than 1.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 10,101*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 10,101*

* As the general partner to Levcap, LCSEP has shared voting and dispositive power over these Shares. As the investment advisor to Levcap, LCS has shared voting and dispositive power over these Shares.

14

CUSIP No. 307675108

(c)  The transactions in the Shares by Levcap during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F. LCSEP

(a)  As the General Partner of Levcap, LCSEP is deemed to beneficially own the 10,101 Shares beneficially owned by Levcap.

Percentage: Less than 1.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 10,101*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 10,101*

* As the general partner to Levcap, LCSEP has shared voting and dispositive power over these Shares. As the investment advisor to Levcap, LCS has shared voting and dispositive power over these Shares.

(c)  LCSEP has not undertaken any transactions in the Shares during the past 60 days. The transactions in the Shares by Levcap during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G. Safinia

(a)  As of the close of business on May 23, 2018, Safinia beneficially owned 4,502 Shares.

Percentage: Less than 1.0%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,502*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,502*

* As the general partner to Safinia, LCSLS has shared voting and dispositive power over these Shares. As the investment advisor to Safinia, LCS has shared voting and dispositive power over these Shares.

(c)  The transactions in the Shares by Safinia during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

H. LCSLS

(a)  As the General Partner of Safinia, LCSLS is deemed to beneficially own the 4,502 Shares beneficially owned by Safinia.

Percentage: Less than 1.0%.

15

CUSIP No. 307675108

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,502*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,502*

* As the general partner to Safinia, LCSLS has shared voting and dispositive power over these Shares. As the investment advisor to Safinia, LCS has shared voting and dispositive power over these Shares.

(c)  LCSLS has not undertaken any transactions in the Shares during the past 60 days. The transactions in the Shares by Safinia during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

I. John Levin

(a)  As the Chief Executive Officer of LCS and the Managing Member of each of LCSL, LCSEP and LCSLS, Mr. Levin is deemed to beneficially own 1,430,020 Shares beneficially owned by LCS.

Percentage: Approximately 8.4%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,063,732*
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,430,020*

* See Item 5(d) for further discussion.

(c)  Mr. Levin has not undertaken any transactions in the Shares during the past 60 days. The transactions in the Shares by LCS during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

To the best of the Reporting Persons’ knowledge, none of the persons listed on Appendix A beneficially owns any securities of the Issuer.

(d)  Various separately managed accounts for whom LCS acts as investment manager have the right to receive dividends from, and the proceeds from the sale of 1,406,417 Shares. Dispositive power over such Shares is shared. Voting power over such Shares is deemed shared between such managed accounts and LCS with respect to 1,040,129 Shares.

(e)  Not applicable

16

CUSIP No. 307675108

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On May 25, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Appendix A is a party to any contract, agreement or understanding required to be disclosed herein.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
99.1	Joint Filing Agreement

17

CUSIP No. 307675108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2018

Levin Capital Strategies, L.P.

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Chief Executive Officer

Levin Capital Strategies GP, LLC

By:	John A. Levin 2005 GRAT Separation Trust, as Managing Member

By:	/s/ Elisabeth Levin
	Name:	Elisabeth Levin
	Title:	Trustee

Bi-Directional Disequilibrium Master Fund, LTD.

By:	Levin Capital Strategies, L.P.,
its investment manager

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

LCS, LLC

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

Levcap Alternative Fund, L.P

By:	LCS Event Partners, LLC, its General Partner

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

LCS Event Partners, LLC

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

18

CUSIP No. 307675108

Safinia Partners, L.P.

By:	LCS L/S, LLC, its General Partner

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

LCS L/S, LLC

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

/s/ John A. Levin
John A. Levin

19

CUSIP No. 307675108

Appendix A

Directors of BiDD Master Fund, LTD.

Name and Position	Present Principal Occupation	Business Address
John Mackin, Director	Levin Capital Strategies, L.P.	595 Madison Avenue, 17th Floor New York, NY 10022
Lisa Volekaert, Director	Director at 19 Degrees North Fund Services, Ltd.	Regatta Office Park, Windward 1 Suite 110, PO Box 31527 Grand Cayman, KY1-1207 Cayman Islands
Scott P. Lennon, Director	Principal and Managing Director at 19 Degrees North Fund Services, Ltd.	Regatta Office Park, Windward 1 Suite 110, PO Box 31527 Grand Cayman, KY1-1207 Cayman Islands

Exceptions to Item 2(f) of the Schedule 13D
Lisa Volekaert and Scott P. Lennon are citizens of Canada.

CUSIP No. 307675108

Schedule A

Transactions in the Shares During the Past Sixty Days

Date	Buy or Sell	Quantity	Price Per Share (before commission)	Reporting Person
5/18/2018	Buy	3,100	26.8298	Levin Capital Strategies, L.P.
5/16/2018	Buy	1,248,365	24.2500	Levin Capital Strategies, L.P.
5/16/2018	Buy	5,000	24.2500	BiDD Master Fund, LTD.
5/16/2018	Buy	10,101	24.2500	Levcap Alternative Fund, L.P.
5/16/2018	Buy	2,269	24.2500	Safinia Partners, L.P.